FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, February 14, 2013

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2012

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted.  The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces fiscal year 2012 net earnings of $532.4 million ($22.94 per diluted share after payment of preferred share dividends) compared to $45.1 million ($0.31 net loss per diluted share after payment of preferred share dividends) in 2011, reflecting a return to profitable underwriting results after the large catastrophe losses of 2011.  Book value per basic share increased to $378.10 at December 31, 2012 from $364.55 at December 31, 2011 (an increase of 6.5% adjusted for the $10 per common share dividend paid in the first quarter of 2012).

“We returned to profitable underwriting results in 2012, notwithstanding $261 million in losses resulting from Hurricane Sandy,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “We are maintaining our defensive equity hedges as we remain concerned about the economic outlook.  We continue to be soundly financed, with year-end cash and marketable securities at the holding company in excess of $1 billion.”

In the fourth quarter of 2012, Fairfax had net earnings of $404.1 million ($18.90 per diluted share after payment of preferred share dividends) compared to a net loss of $771.5 million in the fourth quarter of 2011 ($38.47 per diluted share after payment of preferred share dividends).  The profit in the fourth quarter of 2012 arose principally from net mark-to-market investment gains (net gains on investments of $635.6 million, compared to net losses on investments of $914.9 million in the fourth quarter of 2011) and from reduced underwriting losses ($113.1 million, including Hurricane Sandy losses of $261.2 million, compared to $292.8 million in the fourth quarter of 2011).

Highlights in 2012 included the following:

•
The combined ratio of the insurance and reinsurance operations was 99.8% on a consolidated basis, producing an underwriting profit of $11.6 million, compared to a combined ratio and underwriting losses of 114.2% and $754.4 million respectively in 2011.  Underwriting results in 2011 were negatively affected by over $1 billion of catastrophe losses.

•	Net premiums written by the insurance and reinsurance operations increased by 9.2% to $5,995.0 million compared to $5,487.6 million in 2011.

•
The insurance and reinsurance operations produced an operating income (excluding net gains on investments) of $304.0 million in 2012, compared to an operating loss of $236.5 million in 2011, primarily as a result of the lower underwriting losses.

•
Interest and dividend income of $409.3 million decreased from $705.3 million in 2011, primarily because of significantly increased holdings of low-yielding cash and short term investments ($8,097.9 million at December 31, 2012, compared to $6,874.4 million at December 31, 2011) resulting from sales of higher-yielding securities, principally government bonds.  As of December 31, 2012, subsidiary cash and short term investments accounted for 29.3% of the company's portfolio investments.  Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $5,292.5 million at December 31, 2012 and $4,883.9 million at December 31, 2011).

•	Net investment gains of $642.6 million in 2012 ($691.2 million in 2011) consisted of the following:

	Year ended December 31, 2012
	($ millions)
	Realized gains	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	470.1	648.6	1,118.7
Equity hedges	6.3	(1,011.8)	(1,005.5)
Equity and equity-related investments after equity hedges	476.4	(363.2)	113.2
Bonds	566.3	161.8	728.1
CPI-linked derivatives	—	(129.2)	(129.2)
Other	22.3	(91.8)	(69.5)
	1,065.0	(422.4)	642.6

	Fourth quarter of 2012
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	153.0	442.0	595.0
Equity hedges	13.5	(154.2)	(140.7)
Equity and equity-related investments after equity hedges	166.5	287.8	454.3
Bonds	176.1	8.6	184.7
CPI-linked derivatives	—	(29.9)	(29.9)
Other	(7.8)	34.3	26.5
	334.8	300.8	635.6

•
The company held $1,169.2 million of cash, short term investments and marketable securities at the holding company level ($1,128.0 million net of short sale and derivative obligations) at December 31, 2012, compared to $1,026.7 million ($962.8 million net of short sale and derivative obligations) at December 31, 2011.

•	The company's total debt to total capital ratio improved to 25.5% at December 31, 2012 from 26.4% at December 31, 2011.

•	At December 31, 2012, common shareholders' equity was $7,654.7 million, or $378.10 per basic share, compared to $7,427.9 million, or $364.55 per basic share, at December 31, 2011.

Highlights subsequent to the third quarter of 2012 included the following:

•
On October 12, 2012, the company completed the purchase of the runoff business of Brit Insurance Limited for $335.1 million, which was paid by the company's runoff subsidiaries.  At December 31, 2012, Brit Insurance had an investment portfolio of $1.2 billion.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7  Telephone: 416-367-4941  Facsimile: 416-367-4946

•	In October 2012, the purported class action commenced in July 2011 against the company and others was dismissed, with no payment and without the possibility of further appeal or amendment.

•	On October 15, 2012, the company completed an offering at par of Cdn$200.0 million of 5.84% unsecured senior notes due 2022, for net proceeds of Cdn$198.6 million.

•	In October 2012, the company's TIG runoff subsidiary paid $200.0 million in full satisfaction of the loan note issued by TIG in connection with its acquisition of General Fidelity in August 2010.

•
On December 10, 2012, the company completed the sale of its interest in Cunningham Lindsey for cash proceeds of $270.6 million.  Fairfax invested $34.4 million of the proceeds in shares of Cunningham Lindsey on closing to continue to be a 9.1% minority shareholder.

•
On December 10, 2012, the company filed a final short form prospectus with Canadian securities regulatory authorities to offer up to Cdn$2.0 billion of debt, equity or other securities over a 25 month period.

•
On January 21, 2013, the company completed an additional Cdn$250.0 million offering of its 5.84% unsecured senior notes due 2022, for net proceeds of Cdn$258.1 million.  These notes were priced at $103.854 per $100 principal amount, for an effective yield of 5.326%.

Fairfax holds significant investments in equity and equity-related securities.  In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure.  At December 31, 2012, equity hedges represented approximately 100.6% of the company's equity and equity-related holdings.  The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 20.3 and 20.4 million weighted average shares outstanding during the fourth quarters of 2012 and 2011 respectively.  At December 31, 2012, there were 20,245,411 common shares effectively outstanding.

Summarized (without notes) condensed consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release.  Fairfax's detailed fourth quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its annual and fourth quarter results at 8:30 a.m. Eastern time on Friday, February 15, 2013.  The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”.  A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, March 1, 2013.  The replay may be accessed at 1 (866) 505-6450 (Canada or U.S.) or 1 (203) 369-1871 (International).

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7  Telephone: 416-367-4941  Facsimile: 416-367-4946

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:    John Varnell, Vice President, Corporate Development
                  (416) 367-4941

                  Media Contact
                   Paul Rivett, Vice President, Operations
               (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries.  Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7  Telephone: 416-367-4941  Facsimile: 416-367-4946

CONSOLIDATED BALANCE SHEETS
as at December 31, 2012 and December 31, 2011
(unaudited - US$ millions)

	December 31, 2012	December 31, 2011
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations - $140.2; December 31, 2011 - $249.0)	1,169.2	1,026.7
Insurance contract receivables	1,945.4	1,735.4
	3,114.6	2,762.1
Portfolio investments
Subsidiary cash and short term investments	6,960.1	6,199.2
Bonds (cost $9,428.9; December 31, 2011 - $9,515.4)	10,803.6	10,835.2
Preferred stocks (cost $618.7; December 31, 2011 - $555.6)	605.1	563.3
Common stocks (cost $4,066.3; December 31, 2011 - $3,867.3)	4,399.1	3,663.1
Investments in associates (fair value $1,782.4; December 31, 2011 - $1,271.8)	1,355.3	924.3
Derivatives and other invested assets (cost $524.0; December 31, 2011 - $511.4)	181.0	394.6
Assets pledged for short sale and derivative obligations (cost $791.1; December 31, 2011 - $810.1)	859.0	886.3
	25,163.2	23,466.0

Deferred premium acquisition costs	463.1	415.9
Recoverable from reinsurers (including recoverables on paid losses - $311.0; December 31, 2011 - $313.2)	5,290.8	4,198.1
Deferred income taxes	623.5	628.2
Goodwill and intangible assets	1,301.1	1,115.2
Other assets	984.9	821.4
	36,941.2	33,406.9

Liabilities
Subsidiary indebtedness	52.1	1.0
Accounts payable and accrued liabilities	1,877.7	1,656.2
Income taxes payable	70.5	21.4
Short sale and derivative obligations (including at the holding company - $41.2; December 31, 2011 - $63.9)	238.2	170.2
Funds withheld payable to reinsurers	439.7	412.6
	2,678.2	2,261.4
Insurance contract liabilities	22,376.2	19,719.5
Long term debt	2,996.5	3,017.5
	25,372.7	22,737.0

Equity
Common shareholders’ equity	7,654.7	7,427.9
Preferred stock	1,166.4	934.7
Shareholders’ equity attributable to shareholders of Fairfax	8,821.1	8,362.6
Non-controlling interests	69.2	45.9
Total equity	8,890.3	8,408.5
	36,941.2	33,406.9

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7  Telephone: 416-367-4941  Facsimile: 416-367-4946

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and twelve months ended December 31, 2012 and 2011
(unaudited - US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2012	2011	2012	2011
Revenue
Gross premiums written	1,899.9	1,533.5	7,398.3	6,743.5
Net premiums written	1,597.8	1,287.4	6,194.1	5,607.9
Net premiums earned	1,765.5	1,395.5	6,084.9	5,426.9
Interest and dividends	73.3	162.1	409.3	705.3
Share of profit (loss) of associates	20.0	(9.9)	15.0	1.8
Net gains (losses) on investments	635.6	(914.9)	642.6	691.2
Other revenue	269.8	190.8	871.0	649.8
	2,764.2	823.6	8,022.8	7,475.0
Expenses
Losses on claims, gross	1,806.5	1,515.0	5,265.5	5,541.4
Less ceded losses on claims	(443.5)	(237.8)	(1,022.9)	(956.1)
Losses on claims, net	1,363.0	1,277.2	4,242.6	4,585.3
Operating expenses	305.3	260.2	1,120.3	1,148.3
Commissions, net	255.3	217.4	925.4	795.4
Interest expense	52.2	52.2	208.2	214.0
Other expenses	283.2	186.1	869.5	740.7
	2,259.0	1,993.1	7,366.0	7,483.7
Earnings (loss) before income taxes	505.2	(1,169.5)	656.8	(8.7)
Provision for (recovery of) income taxes	97.1	(398.7)	116.1	(56.5)
Net earnings (loss)	408.1	(770.8)	540.7	47.8

Attributable to:
Shareholders of Fairfax	404.1	(771.5)	532.4	45.1
Non-controlling interests	4.0	0.7	8.3	2.7
	408.1	(770.8)	540.7	47.8

Net earnings (loss) per share	$19.14	$(38.47)	$23.22	$(0.31)
Net earnings (loss) per diluted share	$18.90	$(38.47)	$22.94	$(0.31)
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	20,287	20,381	20,327	20,405

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and twelve months ended December 31, 2012 and 2011
(unaudited - US$ millions)

	Fourth quarter		Year ended December 31,
	2012	2011	2012	2011
Net earnings (loss)	408.1	(770.8)	540.7	47.8
Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations (1)	(25.0)	61.7	59.2	(40.8)
Change in gains and losses on hedge of net investment in foreign subsidiary (2)	16.4	(24.1)	(20.4)	33.2
Share of other comprehensive income (loss) of associates (3)	(7.4)	(10.6)	(21.0)	(7.5)
Change in gains and losses on defined benefit plans (4)	(19.4)	(22.0)	(22.9)	(22.6)
Other comprehensive income (loss), net of income taxes	(35.4)	5.0	(5.1)	(37.7)
Comprehensive income (loss)	372.7	(765.8)	535.6	10.1

Attributable to:
Shareholders of Fairfax	368.2	(766.6)	527.6	8.0
Non-controlling interests	4.5	0.8	8.0	2.1
	372.7	(765.8)	535.6	10.1

(1)	Net of income tax recovery of $3.7 (2011 – income tax expense of $11.7) and $3.4 (2011 - income tax expense of $9.0) for the fourth quarter and year ended December 31, 2012, respectively.
(2)	Net of income tax recovery of nil (2011 – nil) and nil (2011 - nil) for the fourth quarter and year ended December 31, 2012, respectively.
(3)	Net of income tax expense of $0.9 (2011 – $0.8) and $1.7 (2011 - income tax recovery of $0.8) for the fourth quarter and year ended December 31, 2012, respectively.
(4)	Net of income tax recovery of $4.6 (2011 – $9.0) and $6.9 (2011 - $9.0) for the fourth quarter and year ended December 31, 2012, respectively.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7  Telephone: 416-367-4941  Facsimile: 416-367-4946

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations in the fourth quarters and years ended December 31, 2012 and 2011 were:

Net Premiums Written

	Fourth quarter		Year ended December 31,
	2012	2011	2012	2011
Insurance - Canada (Northbridge)	243.0	257.7	948.7	1,098.5
- U.S. (Crum & Forster and Zenith National)	408.1	408.0	1,872.8	1,601.1
- Asia (Fairfax Asia)	59.2	50.5	240.6	213.7
Reinsurance - OdysseyRe	573.8	477.2	2,402.3	2,089.7
Insurance and Reinsurance - Other	114.6	93.4	530.6	484.6
Insurance and reinsurance operations	1,398.7	1,286.8	5,995.0	5,487.6

Net Premiums Earned

	Fourth quarter		Year ended December 31,
	2012	2011	2012	2011
Insurance - Canada (Northbridge)	240.3	258.4	992.2	1,072.2
- U.S. (Crum & Forster and Zenith National)	484.1	414.9	1,811.6	1,504.6
- Asia (Fairfax Asia)	62.2	55.0	231.4	204.1
Reinsurance - OdysseyRe	613.6	537.0	2,315.3	2,014.7
Insurance and Reinsurance - Other	151.0	129.2	514.3	504.9
Insurance and reinsurance operations	1,551.2	1,394.5	5,864.8	5,300.5

Combined ratios of the insurance and reinsurance operations in the fourth quarters and years ended December 31, 2012 and 2011 were:

	Fourth quarter		Year ended December 31,
	2012	2011	2012	2011
Insurance - Canada (Northbridge)	113.7%	101.9%	105.7%	102.8%
- U.S. (Crum & Forster and Zenith National)	122.6%	124.2%	111.4%	114.3%
- Asia (Fairfax Asia)	84.4%	89.2%	87.0%	83.2%
Reinsurance - OdysseyRe	94.4%	122.7%	88.5%	116.7%
Insurance and Reinsurance - Other	109.8%	155.1%	104.3%	140.9%
Insurance and reinsurance operations	107.3%	121.0%	99.8%	114.2%

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7  Telephone: 416-367-4941  Facsimile: 416-367-4946